EXHIBIT (A)(1)(II)

              MERRILL LYNCH HIGH INCOME MUNICIPAL BOND FUND, INC.
                             800 SCUDDERS MILL ROAD
                          PLAINSBORO, NEW JERSEY 08536

                      OFFER TO PURCHASE FOR CASH 4,000,000
                      OF ITS ISSUED AND OUTSTANDING SHARES
                          AT NET ASSET VALUE PER SHARE

       THE EXPIRATION DATE AND THE WITHDRAWAL DEADLINE IS 12:00 MIDNIGHT,
           NEW YORK CITY TIME, ON FEBRUARY 12, 1996, UNLESS EXTENDED.

To the Holders of Shares of
MERRILL LYNCH HIGH INCOME MUNICIPAL BOND FUND, INC.:

    The Fund is offering to purchase up to 4,000,000 of its shares of common stock, par value $.10 per share (the "Shares"), for cash at a price equal to their net asset value ("NAV"), less any applicable Early Withdrawal Charge, as of the close of the New York Stock Exchange on February 12, 1996, the expiration date, unless extended, upon the terms and conditions set forth in this Offer to Purchase (the "Offer") and the related Letter of Transmittal. The Shares are not currently traded on an established secondary market. The NAV on January 11, 1996 was $11.16 per Share. You can obtain current NAV quotations from your Merrill Lynch Financial Consultant or the Merrill Lynch, Pierce, Fenner & Smith Incorporated Response Center (the "Merrill Lynch Response Center") (see Section
1). The Fund presently intends each quarter to consider making a tender offer for its Shares at a price equal to their then current NAV.

    If more than 4,000,000 Shares are duly tendered prior to the expiration of the Offer, assuming no changes in the factors originally considered by the Board of Directors when it determined to make the Offer, the Fund will either (i) extend the Offer period, if necessary, and increase the number of Shares that the Fund is offering to purchase to an amount which it believes will be sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer period or (ii) purchase 4,000,000 Shares (or such larger number of Shares sought) on a pro rata basis.

    THIS OFFER IS BEING MADE TO ALL STOCKHOLDERS OF THE FUND AND IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED.

                                   IMPORTANT

    If you desire to tender all or any portion of your Shares, you should either
(1) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you or (2) if you own your Shares directly, complete and sign the Letter of Transmittal and mail or deliver it along with any Share certificate(s) and any other required documents to the Fund's transfer agent, Merrill Lynch Financial Data Services, Inc. (the "Transfer Agent"). If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee if you desire to tender your Shares. Shares held in your Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") brokerage account are registered in the name of Merrill Lynch and are not held by you directly. Merrill Lynch may charge its customers a $4.85 processing fee to confirm a repurchase of Shares from such customers pursuant to the Offer.

    NEITHER THE FUND NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. EACH STOCKHOLDER MUST MAKE HIS OWN DECISION WHETHER TO TENDER SHARES, AND IF SO, HOW MANY SHARES TO TENDER.

    NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE FUND AS TO WHETHER STOCKHOLDERS SHOULD TENDER SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUND.

    THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

    Questions and requests for assistance may be directed to your Merrill Lynch Financial Consultant or other nominee, or to the Transfer Agent at the address and telephone number set forth below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal should be directed to the Merrill Lynch Response Center.

January 16, 1996                         MERRILL LYNCH HIGH INCOME
                                            MUNICIPAL BOND FUND, INC.



Merrill Lynch Response Center            Transfer Agent: Merrill Lynch
                                           Financial Data
P.O. Box 30200                           Services, Inc.
New Brunswick, New Jersey
08989-0200                               Attn: Merrill Lynch High Income
Attn: Merrill Lynch High Income            Municipal Bond Fund, Inc.
  Municipal Bond Fund, Inc.              P.O. Box 45289
(800) 637-7455, ext. 7866                Jacksonville, Florida 32232-5289
                                         (800) 637-3863

                                 --------------


                               TABLE OF CONTENTS

SECTIONS                                                                                   PAGE
--------                                                                                   ----
    1.     Price; Number of Shares......................................................     3
    2.     Procedure for Tendering Shares...............................................     3
    3.     Early Withdrawal Charge......................................................     4
    4.     Withdrawal Rights............................................................     5
    5.     Payment for Shares...........................................................     5
    6.     Certain Conditions of the Offer..............................................     6
    7.     Purpose of the Offer.........................................................     6
    8.     Certain Effects of the Offer.................................................     6
    9.     Source and Amount of Funds...................................................     6
   10.     Summary of Selected Financial Information....................................     7
   11.     Certain Information About the Fund...........................................     8
   12.     Additional Information.......................................................     8
   13.     Certain Federal Income Tax Consequences......................................     8
   14.     Extension of Tender Period; Termination; Amendments..........................     9
   15.     Miscellaneous................................................................    10

    1. PRICE; NUMBER OF SHARES. The Fund will, upon the terms and subject to the conditions of the Offer, purchase up to 4,000,000 of its issued and outstanding Shares which are tendered and not withdrawn prior to 12:00 MIDNIGHT, New York City time, on February 12, 1996 (such time and date being hereinafter called the "Initial Expiration Date"), unless it determines to accept none of them. The purchase price of the Shares will be their NAV as of the close of the New York Stock Exchange on the Expiration Date. An Early Withdrawal Charge to recover distribution expenses will be assessed on most Shares accepted for purchase which have been held for less than three years (see Section 3). The Fund reserves the right to extend the Offer (see Section 14). The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is herein referred to as the "Expiration Date."

    The Offer is being made to all stockholders of the Fund and is not conditioned upon any number of Shares being tendered. If more than 4,000,000 Shares are duly tendered prior to the Initial Expiration Date, assuming no changes in the factors originally considered by the Board of Directors when it initially determined to make the Offer, the Fund will either extend the Offer period, if necessary, and increase the number of Shares that the Fund is offering to purchase to an amount which it believes will be sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer period or purchase 4,000,000 Shares (or such larger number of Shares sought) on a pro rata basis.

    As of December 31, 1995, there were in excess of 18 million Shares issued and outstanding and there were 297 holders of record of Shares (in addition, Merrill Lynch maintains accounts for 6,804 beneficial owners of Shares). The Fund has been informed that none of the Directors, officers or affiliates of the Fund intends to tender any Shares pursuant to the Offer. The Shares currently are not traded on any established secondary market. The following table sets forth information relating to the Fund's NAV for the indicated periods:

                                                         NET ASSET VALUE
                                                        ------------------
                                                         HIGH        LOW
                                                        ------      ------

Quarter ended:
  March 31, 1994.....................................   $11.56      $10.82
  June 30, 1994......................................    11.05       10.59
  September 30, 1994.................................    10.94       10.72
  December 31, 1994..................................    10.72       10.08
  March 31, 1995.....................................    10.74       10.15
  June 30, 1995......................................    11.02       10.69
  September 30, 1995.................................    11.06       10.82
  December 31, 1995..................................    11.21       11.00

Current NAV quotations for the Shares can be obtained from your Merrill Lynch Financial Consultant or from the Merrill Lynch Response Center at (800) 637-7455, ext. 7866.

    2. PROCEDURE FOR TENDERING SHARES. In order for you to tender any of your Shares pursuant to the Offer, you may either: (a) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you, in which case a Letter of Transmittal is not required or (b) if the Shares are registered in your name, send to the Transfer Agent, at the address set forth on page 2, any certificates for such Shares, a properly completed and executed Letter of Transmittal and any other documents required therein. Please contact the Merrill Lynch Response Center at (800) 637-7455, ext. 7866 as to any additional documents which may be required.

A. Procedures for Beneficial Owners Holding Shares Through Merrill Lynch or Other Brokers or Nominees.

    If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee if you desire to tender your Shares. You should contact such broker or other nominee in sufficient time to permit notification of your desire to tender to reach the Transfer Agent by the Expiration Date. No brokerage commission will be charged on the purchase of Shares by the Fund pursuant to the Offer. However, a broker or dealer may charge a fee for processing the transaction on your behalf. Merrill Lynch may charge its customers a $4.85 processing fee to confirm a purchase of Shares pursuant to the Offer.

B. Procedures for Registered Stockholders.

    If you will be mailing or delivering the Letter of Transmittal and any other required documents to the Transfer Agent in order to tender your Shares, they must be received on or prior to the Expiration Date by the Transfer Agent at its address set forth on page 2 of this Offer to Purchase.

    Signatures on the Letter of Transmittal must be guaranteed by a member firm of a national securities exchange or a commercial bank or trust company having an office, branch or agency in the United States ("Eligible Institution"). Notarized signatures are not sufficient.

    Payment for Shares tendered and purchased will be made only after receipt by the Transfer Agent on or before the Expiration Date of a properly completed and duly executed Letter of Transmittal and any other required documents. If your Shares are evidenced by certificates, those certificates must also be received by the Transfer Agent on or prior to the Expiration Date.

    THE METHOD OF DELIVERY OF ANY DOCUMENTS, INCLUDING CERTIFICATES FOR SHARES, IS AT THE ELECTION AND RISK OF THE PARTY TENDERING THE SHARES. IF DOCUMENTS ARE SENT BY MAIL, IT IS RECOMMENDED THAT THEY BE SENT BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED.

C. Determinations of Validity.

    All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, whose determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular stockholder, and the Fund's interpretations of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such times as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. Neither the Fund, its investment adviser and administrator, Merrill Lynch Asset Management, L.P. ("MLAM"), nor the Transfer Agent, nor any other person shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

D. Tender Constitutes an Agreement.

    A tender of Shares made pursuant to any one of the procedures set forth above will constitute an agreement between the tendering stockholder and the Fund in accordance with the terms and subject to the conditions of the Offer.

    3. EARLY WITHDRAWAL CHARGE. The Fund will assess an Early Withdrawal Charge on Shares accepted for purchase which have been held for less than three years. The charge will be paid to Merrill Lynch Funds Distributor, Inc., an affiliate of MLAM and the distributor of the Shares, to recover distribution expenses. The Early Withdrawal Charge will be imposed on those Shares accepted for tender based on an amount equal to the lesser of the NAV of the Shares on the Expiration Date or the cost of the Shares being tendered. Accordingly, the Early Withdrawal Charge is not imposed on increases in the net asset value above the initial purchase price. In addition, the Early Withdrawal Charge is not imposed on Shares derived from reinvestments of dividends or capital gains distributions. The Early Withdrawal Charge imposed will vary depending on the length of time the Shares have been owned since purchase (separate purchases shall not be aggregated for these purposes), as set forth in the following table:


                                                                 EARLY
YEAR OF TENDER AFTER PURCHASE                              WITHDRAWAL CHARGE
-----------------------------                              -----------------
First...................................................          3.0%
Second..................................................          2.0%
Third...................................................          1.0%
Fourth and following....................................            0%

    In determining whether an Early Withdrawal Charge is applicable to a tender of Shares, the calculation will be determined in the manner that results in the lowest possible amount being charged. Therefore, it will be assumed that the tender is first of Shares acquired through dividend reinvestment and of Shares held for over three years and then of Shares held longest during the three-year period. The Early Withdrawal Charge will not be applied to dollar amounts representing an increase in the net asset value since the time of purchase.

    4. WITHDRAWAL RIGHTS. You may withdraw Shares tendered at any time prior to the Expiration Date and, if the Shares have not yet been accepted for payment by the Fund, at any time after March 12, 1996.

    Stockholders whose accounts are maintained through Merrill Lynch should notify their Financial Consultant prior to the Expiration Date if they wish to withdraw Shares. Stockholders whose accounts are maintained through another broker, dealer, commercial bank, trust company or other nominee should notify such nominee prior to the Expiration Date. Stockholders whose accounts are maintained directly through the Transfer Agent should submit written notice to the Transfer Agent.

    To be effective, any notice of withdrawal must be timely received by the Transfer Agent at the address set forth on page 2 of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having deposited the Shares to be withdrawn, the number of Shares to be withdrawn, and, if the certificates representing such Shares have been delivered or otherwise identified to the Transfer Agent, the name of the registered holder(s) of such Shares as set forth in such certificates and the number of Shares to be withdrawn. If the certificates have been delivered to the Transfer Agent, then, prior to the release of such certificates, you must also submit the certificate numbers shown on the particular certificates evidencing such Shares and the signature on the notice of the withdrawal must be guaranteed by an Eligible Institution. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund in its sole discretion, whose determination shall be final and binding. Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 2 prior to the Expiration Date.

    5. PAYMENT FOR SHARES. For purposes of the Offer, the Fund will be deemed to have accepted for payment (and thereby purchased) Shares which are tendered as, if and when it gives oral or written notice to the Transfer Agent of its election to purchase such Shares.

    Payment for Shares will be made promptly by the Transfer Agent to tendering stockholders as directed by the Fund. Certificates for Shares not purchased (see Sections 1 and 6), or for Shares not tendered included in certificates forwarded to the Transfer Agent, will be returned promptly following the termination, expiration or withdrawal of the Offer, without expense to the tendering stockholder.

    The Fund will pay all transfer taxes, if any, payable on the transfer to it of Shares purchased pursuant to the Offer. If tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of any such transfer taxes (whether imposed on the registered holder or such other person) payable on account of the transfer to such person of such Shares will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted. The Fund will not pay any interest on the purchase price under any circumstances.

    As noted above, Merrill Lynch may charge its customers a $4.85 processing fee to confirm a purchase of Shares from such customers pursuant to the Offer.

    6. CERTAIN CONDITIONS OF THE OFFER. The Fund shall not be required to accept for payment or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of or payment for Shares tendered, if: (1) such purchases would impair the Fund's status as a regulated investment company under the Internal Revenue Code (which would make the Fund a taxable entity, causing the Fund's income to be taxed at the corporate level in addition to the taxation of stockholders who receive dividends from the Fund); (2) the Fund would not be able to liquidate portfolio securities in a manner which is orderly and consistent with the Fund's investment objective and policies in order to purchase Shares tendered pursuant to the Offer; or (3) there is, in the Board of Directors' judgment, any (a) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (b) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State, which is material to the Fund, (c) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (d) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States which is material to the Fund, or (e) other event or condition which would have a material adverse effect on the Fund or its stockholders if Shares tendered pursuant to the Offer were purchased.

    If the Fund determines to amend the Offer or to postpone the acceptance for payment of or payment for Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided in Section
14. Moreover, in the event any of the foregoing conditions are modified or waived in whole or in part at any time, the Fund will promptly make a public announcement of such waiver and may, depending on the materiality of the modification or waiver, extend the Offer period as provided in Section 14.

    7. PURPOSE OF THE OFFER. The Fund does not currently believe there will be an active secondary market for its Shares. The Board of Directors has determined that it would be in the best interest of stockholders for the Fund to take action to attempt to provide liquidity to stockholders. To that end, the Directors presently intend each quarter to consider the making of a tender offer to purchase the Shares at NAV. The Fund will at no time be required to make any such tender offer.

    8. CERTAIN EFFECTS OF THE OFFER. The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of stockholders who do not tender their Shares. If you retain your Shares, however, you will be subject to any increased risks that may result from the reduction in the Fund's aggregate assets resulting from payment for the Shares, including, for example, the potential for greater volatility due to decreased diversification and higher expenses. However, the Fund believes that those risks will be reduced to the extent new Shares of the Fund are sold. All Shares purchased by the Fund pursuant to the Offer will be retired by the Board of Directors of the Fund.

    9. SOURCE AND AMOUNT OF FUNDS. The price to be paid by the Fund for shares tendered in the Offer will equal their NAV as of the close of the New York Stock Exchange on the Expiration Date, less any applicable Early Withdrawal Charge. Based on the NAV on January 11, 1996, the aggregate purchase price if 4,000,000 Shares are tendered and accepted for payment pursuant to the Offer would be approximately $44,640,000. The Fund anticipates that the purchase price for any Shares acquired pursuant to the Offer will first be derived from cash on hand, and then from the proceeds from the sale of cash equivalents held by the Fund. Although the Fund is authorized to borrow money to finance the purchase of Shares pursuant to tender offers, the Board of Directors believes that the Fund currently has sufficient liquidity to repurchase the Shares without such borrowing. However, if, in the judgment of the Directors, there is not sufficient liquidity of the assets of the Fund to pay for tendered Shares, the Fund may, within the limits set forth in the Prospectus, borrow money as described above or may terminate the Offer.

    10. SUMMARY OF SELECTED FINANCIAL INFORMATION. Set forth below is a summary of selected financial information for the Fund for the fiscal years ended August 31, 1994 and 1995. The information with respect to the fiscal years ended August 31, 1994 and 1995 has been excerpted from the Fund's audited financial statements. More comprehensive financial information is included in such financial statements (copies of which have been filed as exhibits to the Schedule 13E-4 filed with the Securities and Exchange Commission (the "Commission") and may be obtained from the Transfer Agent) and the summary of selected financial information set forth below is qualified in its entirety by reference to such documents and the financial information, the notes thereto and related matter contained therein.

                   SUMMARY OF SELECTED FINANCIAL INFORMATION
                  (IN 000'S EXCEPT PER SHARE DATA AND RATIOS)

                                                                                           YEAR
                                                                          YEAR ENDED      ENDED
                                                                          AUGUST 31,    AUGUST 31,
                                                                             1994          1995
                                                                          ----------    ----------
INCOME STATEMENT
  Investment income....................................................    $  16,203     $  15,451
  Expenses.............................................................        3,292         3,073
                                                                          ----------    ----------
  Investment income--net...............................................    $  12,911     $  12,378
REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS
  Realized gain (loss) on investments--net.............................        3,571        (2,713)
  Change in unrealized appreciation on investments--net................      (12,998)        6,520
FINANCIAL HIGHLIGHTS (AT END OF PERIOD)
  Total assets.........................................................    $ 217,762     $ 199,381
  Total liabilities....................................................        4,804           806
                                                                          ----------    ----------
  Net assets...........................................................    $ 212,958     $ 198,575
  Net asset value per share............................................    $   10.92     $   10.97
  Shares of common stock outstanding...................................       19,506        18,096
PER SHARE
  Investment income--net...............................................    $     .65     $     .65
  Dividends from net investment income to common stockholders..........    $     .65     $     .65
  Distributions from net realized gain on investments to common
stockholders...........................................................    $     .07     $     .15
  In excess of realized gain on investments--net.......................    $  --         $     .03
RATIOS
  Total expenses, net of reimbursement, to average net assets..........         1.48%         1.52%
  Total expenses to average net assets.................................         1.48%         1.52%
  Investment income--net, to average net assets........................         5.81%         6.11%

    11. CERTAIN INFORMATION ABOUT THE FUND. The Fund was incorporated under the laws of the State of Maryland on August 16, 1990 and is a non-diversified, closed-end, management investment company registered under the Investment Company Act of 1940, as amended. The investment objective of the Fund is to provide stockholders with high current income exempt from Federal income taxes by investing primarily in a portfolio of medium to lower grade or unrated municipal obligations the interest on which is exempt from Federal income taxes in the opinion of bond counsel to the issuer. The Fund will seek to achieve its objective by investing at least 80% of its assets, except during temporary defensive periods, in a portfolio of obligations issued by or on behalf of states, territories and possessions of the United States and their political subdivisions, agencies or instrumentalities paying interest which, in the opinion of bond counsel to the issuer, is exempt from Federal income taxes ("Municipal Bonds"). MLAM, an affiliate of Merrill Lynch, acts as investment adviser and administrator for the Fund.

    There have not been any transactions involving the Shares of the Fund that were effected during the past 40 business days by the Fund, any executive officer or Director of the Fund, any person controlling the Fund, any executive officer or Director of any corporation ultimately in control of the Fund or by any associate or subsidiary of any of the foregoing including any executive officer or Director of any such subsidiary, except that within the past 40 business days pursuant to a continuous public offering of its Shares, the Fund has sold approximately 261,000 Shares at the NAV per Share on the date of each such sale.

    The Fund has been granted an exemption by the Commission relating to tender offers which is based on representations by the Fund that no secondary market for the Fund's Shares is expected to develop. The exemption is conditioned on
(1) the absence of a secondary market, (2) the Fund suspending the offering of its Shares during the five business days preceding the termination of a tender offer and (3) the Fund refraining from purchasing non-investment grade and unrated Municipal Bonds in secondary market transactions during such five business day period.

    The principal executive offices of the Fund are located at 800 Scudders Mill Road, Plainsboro, New Jersey 08536.

    12. ADDITIONAL INFORMATION. The Fund has filed a statement on Schedule 13E-4 with the Commission which includes certain additional information relating to the Offer. Such material may be inspected and copied at prescribed rates at the Commission's public reference facilities at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Seven World Trade Center, New York, New York 10048; and Room 3190, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained by mail at prescribed rates from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

    13. CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The following discussion is a general summary of the Federal income tax consequences of a sale of Shares pursuant to the Offer. You should consult your own tax adviser for a complete description of the tax consequences to you of a sale of Shares pursuant to the Offer.

    The sale of Shares pursuant to the Offer will be a taxable transaction for Federal income tax purposes, either as a "sale or exchange," or under certain circumstances, as a "dividend." In general, the transaction should be treated as a sale or exchange of the Shares under Section 302 of the Internal Revenue Code of 1986, as amended (the "Code"), if the receipt of cash (a) is "substantially disproportionate" with respect to the stockholder, (b) results in a "complete redemption" of the stockholder's interest in the Fund, or (c) is "not essentially equivalent to a dividend" with respect to the stockholder. A "substantially disproportionate" distribution generally requires a reduction of at least 20% in the stockholder's proportionate interest in the Fund after all Shares are tendered. A "complete redemption" of a stockholder's interest generally requires that the stockholder dispose of all Shares directly owned or attributed to the stockholder under Section 318 of the Code. A distribution "not essentially equivalent to a dividend" requires that there be a "meaningful reduction" in the stockholder's interest, which should be the case if the stockholder has a minimal interest in the Fund, exercises no control over Fund affairs and suffers a reduction in proportionate interest in the Fund.

    If any of these three tests for "sale or exchange" treatment is met, you will recognize gain or loss equal to the difference between the amount of cash received pursuant to the Offer and the adjusted tax basis of the Shares sold. Such gain or loss will be a capital gain or loss if the Shares sold have been held by you as a capital asset. In general, capital gain or loss with respect to Shares sold will be long-term capital gain or loss if the holding period for such Shares is more than one year.

    If none of the Code Section 302 tests are met, you may be treated as having received, in whole or in part, a dividend, return of capital or capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) your tax basis in the Shares. The tax basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by you. In addition, if the sale of Shares pursuant to the Offer is treated as a "dividend" to a tendering stockholder, a Code Section 305(c) constructive dividend may result to a non-tendering stockholder whose proportionate interest in the earnings and assets of the Fund has been increased as a result of such tender.

    Accordingly, the differentiation between "dividend" and "sale or exchange" treatment is important with respect to the amount and character of income that tendering stockholders are deemed to receive. In addition, while the marginal tax rates for dividends and capital gains are the same for corporate stockholders, currently under the Code the top income tax rate on ordinary income of individuals (39.6%) exceeds the maximum marginal tax rate on long-term capital gains (28%).

    The Transfer Agent will be required to withhold 31% of the gross proceeds paid to a stockholder or other payee pursuant to the Offer unless either: (a) the stockholder has provided the stockholder's taxpayer identification number/social security number and certifies under penalties of perjury: (i) that such number is correct, and (ii) either that (A) the stockholder is exempt from backup withholding, (B) the stockholder is not otherwise subject to backup withholding as a result of a failure to report all interest or dividends, or (C) the Internal Revenue Service has notified the stockholder that the stockholder is no longer subject to backup withholding; or (b) an exception applies under applicable law and Treasury regulations. Foreign stockholders may be required to provide the Transfer Agent with a completed Form W-8, available from the Transfer Agent, in order to avoid 31% backup withholding.

    Unless a reduced rate of withholding or a withholding exemption is available under an applicable tax treaty, a stockholder who is a nonresident alien or a foreign entity may be subject to a 30% United States withholding tax on the gross proceeds received by such stockholder, if the proceeds are treated as a "dividend" under the rules described above. Foreign stockholders should consult their tax advisers regarding application of these withholding rules.

    14. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by making a public announcement thereof. In the event that the Fund so elects to extend the tender period, the NAV for the Shares tendered will be determined as of the close of the New York Stock Exchange on the Expiration Date, as extended. During any such extension, all Shares previously tendered and not purchased or withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time up to and including the Expiration Date, to (a) terminate the Offer and not to purchase or pay for any Shares, and (b) amend the Offer in any respect by making a public announcement. Such public announcement will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date and will disclose the approximate number of Shares tendered as of that date. Without limiting the manner in which the Fund may choose to make a public announcement of extension, termination or amendment, except as provided by applicable law (including Rule 13e-4(e)(2)), the Fund shall have no obligation to publish, advertise or

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
otherwise communicate any such public announcement, other than by making a release to the Dow Jones News Service.

    15. MISCELLANEOUS. The Offer is not being made to, nor will tenders be accepted from, stockholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude stockholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable tender offer rules, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer. In any jurisdiction the securities or Blue Sky laws of which require the Offer to be made by a licensed broker or dealer the Offer shall be deemed to be made on the Fund's behalf by Merrill Lynch.

                                          MERRILL LYNCH HIGH INCOME
                                           MUNICIPAL BOND FUND, INC.

January 16, 1996

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